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
                                                                              Exhibit 99(a)(5)(i)

                                                                   JURY TRIAL DEMANDED.
                                                                   THIS IS NOT AN ARBITRATION
                                                                   CASE AN ASSESSMENT OF
                                                                   DAMAGES HEARING IS REQUIRED.

Paul S. Scarlato, Esquire                                          Attorneys for Plaintiff, Kin Lee
Attorney Id# 47155
Brian D. Penny, Esquire
Attorney Id# 86805
WEINSTEIN KITCHENOFF
SCARLATO KARON &
GOLDMAN, LTD.
1845 Walnut Street, Suite 1100
Philadelphia, PA 19103
(215) 545-7200

ADDITIONAL COUNSEL ARE LISTED
ON SIGNATURE PAGE
-------------------------------------------------------------

KIN LEE, 2419 Elfreths Alley, Bensalem, PA                   :     IN THE COURT OF COMMON
19020, on behalf of himself and all other                    :     PLEAS OF PHILADELPHIA
similarly situated,                                          :     COUNTY, PENNSYLVANIA
                                                             :     CIVIL ACTION-LAW
                                                             :
                                        Plaintiff,           :     May Term 2003
                                                             :
                                v.                           :     NO: 00568
                                                             :
                                                             :
JUDGE GROUP, INC, Two Bala Plaza, Suite 800,                 :     JUDGE:
Bala Cynwyd, PA 19004, MARTIN JUDGE, JR.,                    :
Two Bala Plaza, Suite 800, Bala Cynwyd, PA                   :
19004, MICHAEL DUNN, Two Bala Plaza, Suite                   :
800, Bala Cynwyd, PA 19004, RANDOLPH                         :
ANGERMAN, Two Bala Plaza, Suite 800,                         :
Bala Cynwyd, PA 19004, JAMES HAHN,                           :
Two Bala Plaza, Suite 800, Bala Cynwyd, PA                   :
19004, and ROBERT STROUSE, Two Bala Plaza,                   :
Suite 800, Bala Cynwyd, PA 19004                             :
                                                             :     VERIFIED CLASS ACTION
                                                             :     ---------------------
                                                 Defendants. :     COMPLAINT
                                                             :     ---------
-------------------------------------------------------------
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


           Plaintiff, by his attorneys, alleges for his class action complaint, as follows:

         1. Plaintiff is, and has been at all relevant times, the owner of shares of the common stock of Judge Group, Inc. ("Judge Group" or the "Company").

         2. The transaction at issue in this lawsuit is a proposed offer from management, who collectively control 60% of the outstanding shares of Judge Group, to acquire the common stock owned by the minority public shareholders (100% ownership) of Judge Group at an unreasonably low price per share at the expense of the minority shareholders.

                                     PARTIES
                                     -------

         3. Defendant Judge Group is a corporation organized and existing under the laws of the State of Pennsylvania; maintains its principal corporate offices at Two Bala Plaza, Bala Cynwyd, Pennsylvania 19004; and services its customers' information technology (IT) and engineering needs by providing IT and engineering personnel on both a temporary contract basis and on a permanent basis, as well as by providing standard and customized IT training for established and emerging software applications. Defendant Judge Group regularly conducts business in Philadelphia County.

         4. Defendant Martin Judge, Jr. is the Chairman of the Board, Chief Executive Officer and founder of Judge Group; owns approximately 44% of the outstanding shares of Judge Group; and is part of the management group currently attempting to purchase the stock owned by the minority public shareholders.

         5. Michael Dunn is the President and a director of Judge Group; President of the Permanent Placement Business, a subsidiary of Judge Group; owns approximately 13% of the outstanding shares of Judge Group; and is part of the management group currently attempting to purchase the stock owned by the minority public shareholders.

         6. Defendants Randolph Angerman, James Hahn and Robert Strouse are the remaining directors of Judge Group.

         7. By virtue of their positions as officers, directors, and/or controlling shareholders of Judge Group, the individual defendants owe plaintiff and the other shareholders the highest obligation of good faith, fair dealing, loyalty, and due care.

                             JURISDICTION AND VENUE
                             ----------------------

         8. This Court has jurisdiction over this litigation, because Plaintiff is a Pennsylvania resident. Moreover, Defendant Judge Group is a Pennsylvania corporation with its principal place of business in Bala Cynwyd, Pennsylvania. Defendants carry on a continuous and systematic part of their general business within this Commonwealth.

         9. Venue is proper in this Court under Pennsylvania RULES OF CIVIL PROCEDURE, RULE 2179(A)(2) (2002), because Defendants regularly conduct business in Philadelphia county.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

         10. Plaintiff brings this action on behalf of himself and, pursuant to Pennsylvania law, as a shareholders' class action on behalf of all owners of Judge Group common stock and their successors in interest.

         11. This action is properly maintainable as a class action for the following reasons:

         (a) exclusive of defendants, the class is so numerous the joinder of all members is impracticable (approximately 6 million shares of Judge Group common stock are held by hundreds if not thousands of shareholders throughout the country);

         (b) questions of law and fact are common to the class, including inter alia, the following:

             (i) did defendants breach the fiduciary and other common law duties they owe to plaintiff and the members of the class;

             (ii) are the individual defendants attempting to acquire Judge Group and eliminate the public shareholders in violation of the laws of the State of Pennsylvania;

             (iii) were the individual defendants able to negotiate at
                   arms-length and in good-faith on behalf of Judge Group's minority public shareholders; and

             (iv) is the class entitled to injunctive relief or damages as a result of the wrongful conduct of the defendants.


         (c) plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature;

         (d) plaintiff's claims are similar to those of the other members of the class; and

         (e) plaintiff has no interests that are adverse to the class.

         12. The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications for individual members of the class and of establishing incompatible standards of conduct for defendants.

         13. Conflicting adjudications for individual members of the class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

                                      FACTS
                                      -----

         14. On March 24, 2003, Judge Group announced that it received a letter from a management group which included defendants Martin Judge and Michael Dunn submitting a non-binding proposal to acquire the outstanding shares of Judge Group stock that defendants Judge and Dunn did not already own or control for $.82 per share.

         15. In response to the tender offer, Judge Group appointed a Special Committee consisting of directors other than defendants Judge and Dunn.

         16. According to the management group's letter, they conditioned their proposal on, inter alia, a Definitive Agreement being executed on or before April 30, 2003.

         17. On August 10, 2003, Judge Group announced its preliminary financial results of the first quarter 2003. Judge Group announced that its revenues for the quarterly period ended March 31, 2003 will be approximately $20.7 million with net income expected to be in the range of $60,000 and $100,000.

         18. On August 10, 2003, Judge Group also announced that it reached a settlement for $2.0 million with a competitor and three individual defendants involving non-compete covenants. In July 2000, the Pennsylvania Court of Common Pleas, Montgomery County, entered judgment for approximately $2.3 million in Judge Group's favor against the competitor and the three individuals. The net proceeds of the settlement after taxes and related legal and other expenses will be used to reduce the Company's debt.

         19. Finally, on August 10, 2003, Defendants Judge and Dunn announced they planned on increasing their offer of $.82 per share to $.95 per share.

         20. The management group's proposed purchase price does not represent the true value of the assets and future prospects of Judge Group. In fact, the company's book value is $1.32 per share, $.37 more than the proposed offer price of $.95 per share.

         21. The purpose of the proposed offer is to purchase the outstanding shares of Judge Group for $.95 per share is to allow defendants Judge and Dunn to purchase Judge Group's publicly-owned stock at the lowest possible price.

         22. Defendants Judge and Dunn are attempting to purchase Judge Group's publicly-owned stock at an unfair price and on unfair terms for the minority shareholders.

         23. On April 1, 2002, RCM Technologies, Inc. notified the Special Committee that is wanted to purchase all the outstanding common stock of Judge Group.

         24. The proposed transaction to take Judge Group private at the stated price is being conducted in breach of the fiduciary duties owed by the individual defendants to plaintiff and Judge Group's other shareholders.

         25. For the fiscal year ending December 31, 2002, Judge Group permanently placed approximately 680 consultants generating revenues of $10 million and provided approximately 1,500 technical consultants on a temporary basis generating more than $66 million.

         26. The National Division, established in 1991 to provide IT, scientific, and engineering personnel on a contract basis nationwide generated revenue of $8.3 million.

         27. In September 1996, Judge Group acquired an IT training business that provides certified training for all Microsoft products and for many major software manufacturers, including Adobe Systems Incorporated and Quark, Inc. The unit generated $3.6 million in revenues in 2002.

         28. Although revenue declined in 2002, Judge Group's positive operating income grew because it had been able to integrate its acquisitions and cut expenditures.

         29. Judge Group is a viable business worth far more than its book value of $1.32 per shares, and defendants are therefore breaching their fiduciary duty by permitting the sale of the Company at a price substantially below book value.

         30. The proposed offer does not represent the true value of the assets and future prospects of Judge Group, does not adequately reflect the value of Judge Group's common stock, and was arranged in violation of the fiduciary terms of Judge Group's officers, directors, and controlling shareholders.

                                     COUNT I

                            BREACH OF FIDUCIARY DUTY
                            ------------------------

         31. Plaintiff incorporates the allegations contained in paragraphs 1 - 30 as if fully set forth herein.







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         32. The individual defendants, as controlling shareholders and officers and directors of defendant corporation, owe a fiduciary duty to plaintiff and the Class members as minority shareholders.

         33. The individual defendants have breached their fiduciary duty to plaintiff and the class because they are attempting to use their positions as controlling shareholders in order to acquire the outstanding shares of Judge Group at an unfair price, under unfair terms, through improper means, and with inadequate disclosure to the Class.

         34. The individual defendants have a duty to act independently to protect the interests of Judge Group's public stockholders; must ensure that no conflicts of interest exist between them and the interests of Judge Group's public stockholders; and if a conflict exists, must ensure all conflicted issues are independently resolved in the best interests of Judge Group's public stockholders.

         35. Defendants have breached their fiduciary duties to plaintiff and others similarly situated by not renegotiating and/or reformulating the terms of the offer.

         36. As it is presently constituted, the proposed offer is unfair to plaintiffs and others similarly situated, and is designed to enrich the individual defendants at the expense of plaintiff and the other class members.

         37. Absent injunctive relief for the benefit of the Company, plaintiff and Judge Group's other public shareholders will be irreparably harmed.

         38. Plaintiff and the class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

         (1) declaring this action to be a class action and certifying plaintiff as the class representative and its counsel as class counsel;

         (2) enjoining, preliminarily and permanently, the proposed transaction between Judge Group and defendants Judge and Dunn;

         (3) in the event that the transaction is consummated prior to the entry of this Court's final judgment, rescinding it or awarding to plaintiff and the class recessional damages;

         (4) directing the defendants account to plaintiff and the other members of the class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

         (5) awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorney and experts; and

         (6) granting plaintiff and the other members of the class any further relief the Court deems just and proper.

Dated: May 7, 2003                                ______________________________
                                                  Paul S. Scarlato, Esquire
                                                  Attorney Id# 47155
                                                  Brian D. Penny, Esquire
                                                  Attorney Id# 86805
                                                  WEINSTEIN KITCHENOFF SCARLATO
                                                  KARON & GOLDMAN, LTD.
                                                  1845 Walnut Street, Suite 1100
                                                  Philadelphia, PA 19103
                                                  (215) 545-7200

                                                  BEATIE AND OSBORN
                                                  LLP Russell H.
                                                  Beatie Eduard
                                                  Korsinsky 521 Fifth
                                                  Avenue, 34th Floor
                                                  New York New York
                                                  10175 (212)
                                                  888-9000